

November 14, 2014

Via e-mail
Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

> **Re:** **Neff Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 10, 2014**
> **File No. 333-198559**

Dear Mr. Irion:

We have reviewed your amended registration statement and have the following comments.

Dilution, page 51

1. Please disclose the historical per share value of net tangible book deficit as of September 30, 2014. Please refer to Item 506(a) of Regulation S-K for guidance.

2. Please provide us with your calculations for pro forma net tangible book value per share as of September 30, 2014 before this offering and pro forma net tangible book value after this offering.

3. Please include the exercise of the vested LLC options in your table on page 52.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

Unaudited Pro Forma Balance Sheet as of September 30, 2014, page 55

4. Please expand note (2) to clarify the triggering event for the recognition of the net deferred tax assets. Please expand your disclosure to also clarify why the TRA liability exceeds 85% of the net deferred tax assets recognized.

5. We note your response to comment three in our letter dated November 7, 2014. It remains unclear how the revisions to the adjustments and footnotes (4) and (6) addressed the prior comment, and how Neff Corporation's use of the net offering proceeds would result in a reduction to the equity received in Neff Corporation's IPO offering. To help us better understand your pro forma presentation, please provide us with the separate

journal entries that you will record to (a) recognize the receipt of the IPO offering proceeds; (b) the payment of the underwriting expenses; (c) the payment of the other offering expenses; (d) the use of the remaining cash proceeds (i.e., acquisition of interest in Neff Holdings); and (e) the $9.9 million cash payment to certain management and directors on Neff Corporation's standalone balance sheet. Please then bridge the gap for us how these journal entries are reflected in the Neff Corporation pro forma balance sheet.

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2013, page 58

6.   Please expand your disclosures for Note (1) to:

- clarify for investors that the compensation expense charge only relates to options over 78,587 shares of Class A common stock, as the only vesting criteria is time, and that no adjustment has been included for restricted stock units over 60,879 shares of Class A common stock, as there are vesting criteria other than time;

- disclose the vesting requirements for the options and restricted stock units; and

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 78

7.   We note your response to comment three in our letter dated November 5, 2014, along with the revised disclosures. It is unclear how you are able to disclose that as of September 30, 2014, you have $103.3 million available to use under your Revolving Credit Facility as a source of liquidity when the financial covenants limit the availability to $60.8 million. Please advise or revise your disclosures accordingly. Please also refer to comment 31 in our letter dated September 30, 2014, and the corresponding changes you made to the Form S-1/A No. 1. Please also address this comment for your pro forma presentation and disclosure on page 50.

Description of Capital Stock, page 131

8.   We note the provisions of Article 13 of your certificate of incorporation filed as Exhibit 3.1 stating that the Court of Chancery shall be the sole and exclusive forum for any stockholder. Please revise your disclosure to include a brief discussion of this mandatory choice of forum clause.

Exhibit 5.1 - Legal Opinion

9.   Please have counsel revise the last paragraph in the first page of the legal opinion to remove the assumption regarding shares being duly registered on the books of the

transfer agents. It is not readily apparent how this assumption relating to actions following the issuance of the shares would impact counsel's opinion.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Kirk A. Davenport II (*via e-mail*)
       Latham & Watkins LLP